Exhibit 12.1
INVESCO MORTGAGE CAPITAL INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth the calculation of our earnings to fixed charges for the periods shown:

	Three Months
	Ended	Year Ended December 31
($ in thousands)	March 31, 2011	2010	2009	2008	2007	2006
Net Income	52,248	98,399	15,094	(22)	—	—

Add: Fixed Charges (interest expense)	15,578	29,556	4,627	—	—	—

Earnings Adjusted	67,826	127,955	19,721	(22)	—	—

Fixed Charges (interest expense)	15,578	29,556	4,627	—	—	—

Ratio of earnings to combined fixed charges	4.4x	4.3x	4.3x	N/A	N/A	N/A